17009393

SION

SEC Mail Processing Section

MAR 01 2017

Washington DC 415

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12.31.16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sword Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Nassau Street, 5th Floor

(No. and Street)

Princeton	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown, PC

(Name – *if individual, state last, first, middle name*)

506 Carnegie Center #400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sword Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINSAY HILLER
Commission # 50005482
Notary Public, State of New Jersey
My Commission Expires
October 30, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sword Securities LLC
Table of Contents
December 31, 2016

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-7

Supplementary Information

Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 8

Other Information 9

Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report 10

Management Statement Regarding Compliance with the Exemption Provision Of SEC Rule 15c3-3 11

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Sword Securities LLC

We have audited the accompanying statement of financial condition of Sword Securities LLC (the "Company"), as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sword Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, Schedule of Computation of Net Capital under Rule 15c3-1 and Other Information - the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

February 23, 2017

WithumSmith+Brown, PC 506 Carnegie Center, Suite 400, Princeton, New Jersey 08540-6243 T (609) 520 1188 F (609) 520 9882 **withum.com**

Sword Securities LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	12,878
Certificate of deposit		6,220
Fee Receivable		48,750
Loan to Parent Company		50,000
Deposits		410
	$	118,258

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	1,110
Total liabilities		1,110
Member's equity		117,148
	$	118,258

The Notes to Financial Statements are an integral part of this statement

Sword Securities LLC
Statement of Income
Year Ended December 31, 2016

Revenues	
Placement fee income	$ 530,180
Interest	92
Total revenues	530,272
Costs and expenses	
Fees paid to registered reps	338,976
Regulatory fees	20,861
Consulting	1,049
Accounting	10,622
Miscellaneous	909
State Annual Fees	750
Total costs and expenses	373,167
Net Income	$ 157,105

The Notes to Financial Statements are an integral part of this statement

Sword Securities LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2016

	Member's Equity
Balance, December 31, 2015	$ 85,944
Net income	157,105
Member's Withdrawal	(125,901)
Balance, December 31, 2016	$ 117,148

The Notes to Financial Statements are an integral part of this statement

Sword Securities LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities	
Net income	$ 157,105
Adjustments to reconcile net income to net cash provided by operating activities	
Reinvested interest on certificate of deposit	(92)
Cash provided (used) by changes in	
Fees receivable	(48,750)
Loan to Parent company	(50,000)
Deposits	470
Accounts payable and accrued expenses	825
Net cash provided by operating activities	59,558
Cash flows from financing activities	
Member's Withdrawals	(125,901)
Decrease in cash	(66,343)
Cash	
Beginning of year	79,221
End of year	$ 12,878

The Notes to Financial Statements are an integral part of this statement

1. Organization and Summary of Significant Accounting Policies

Nature of Business Operations

Sword Securities LLC was incorporated in September 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. Sword Securities LLC is a wholly owned subsidiary of Sword Rowe & Company LLC.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Fee income is recognized when earned by registered representatives according to various contracts.

Income Taxes

The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision for federal and state income taxes has been included in the financial statements for the Company. Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes. Therefore it is not required to file income tax returns in the U.S. Federal jurisdiction or states.

The Company has no tax examinations in progress and none are expected at this time. The Company had no unrecognized tax benefits as of December 31, 2016.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At December 31, 2016 the Company had net capital of $17,739 which was $12,739 in excess of its required minimum net capital of $5,000. Also, at December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was .0625 to 1.0.

3. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

4. Fair Value Accounting

Pursuant to the requirements of FASB ASC 820, *Fair Value Measurements*, the Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. ASC 820, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Company transacts. ASC 820 clarifies that fair value should be based on assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the

highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC 820 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, ASC 820 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption.

The following table presents information about the Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2016, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The fair value of the Company's financial assets are summarized as follows as of December 31:

	Level 1	Level 2	Level 3	Total
Certificate of deposit	6,220	--	--	6,220
	$ 6,220	$ --	$ --	$ 6,220

5. Related Party Transactions

For the year ended December 31, 2016, the Company paid its former Parent, Wm Sword & Co $812 in fee sharing amounts under former agreements.

Revenue of $37,500 was received from a company with common ownership of the parent company Sword Rowe & Company.

As of December 31, 2016, the company loaned the parent company Sword Rowe & Company $50,000 which has since been repaid in 2017.

6. Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

Three major customers accounted for $430,140 of revenue for the year ended December 31, 2016, which resulted in the payout of commissions of $307,250. One customer accounted for 100% of the accounts receivable balance as of December 31, 2016.

SUPPLEMENTARY INFORMATION

Sword Securities LLC
Schedule of Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2016

		2016
Total member's equity	$	117,148
Less nonallowable assets		
Fee Receivable		48,750
Loan to Parent Company		50,000
Deposits		410
Total nonallowable assets		99,160
Haircuts		249
Net capital		17,739
Minimum net capital required		5,000
Excess net capital	$	12,739
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	1,110
Total aggregate indebtedness	$	1,110
Ratio of aggregate indebtedness to net capital		.0625 to 1

See Report of Independent Registered Public Accounting Firm

Note: There is no material difference between the net cap from the filed FOCUS report and the one from this audit.

Sword Securities LLC
Other Information
December 31, 2016

1. Computation for determination of reserve requirements under Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under the Securities Exchange Act of 1934. The Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

2. Information relating to the possession or control requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2016.

See Report of Independent Registered Accounting Firm

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management
of Sword Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Sword Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 23, 2017

SWORD SECURITIES LLC

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

We, as the management of Sword Securities LLC (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief:

(1) the Company claims an exemption from the provision of SEC Rule 15c3-3 under paragraph (k)(2)(i) and

(2) for the reporting period January 1, 2016 through December 31, 2016, the Company has met the identified exemption provision without exception.

Sword Securities LLC

By:

Daniel Rowe
CEO/COO
Januar 17, 2017